SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended 28 February, 2011

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
     ---------------               ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
      ---------------           ----------------

Exhibit 1.1 Transaction in Own Shares released on 01 February 2011
Exhibit 1.2 Director Declaration released on 02 February 2011
Exhibit 1.3 Transaction in Own Shares released on 04 February 2011
Exhibit 1.4 Transaction in Own Shares released on 08 February 2011
Exhibit 1.5 Director/PDMR Shareholding released on 09 February 2011
Exhibit 1.6 Director/PDMR Shareholding released on 10 February 2011
Exhibit 1.7 Transaction in Own Shares released on 11 February 2011
Exhibit 1.8 Director/PDMR Shareholding released on 11 February 2011
Exhibit 1.9 Transaction in Own Shares released on 15 February 2011
Exhibit 2.0 Transaction in Own Shares released on 18 February 2011
Exhibit 2.1 Transaction in Own Shares released on 21 February 2011
Exhibit 2.2 Transaction in Own Shares released on 22 February 2011
Exhibit 2.3 Director/PDMR Shareholding released on 22 February 2011
Exhibit 2.4 Director/PDMR Shareholding released on 23 February 2011
Exhibit 2.5 Director/PDMR Shareholding released on 23 February 2011
Exhibit 2.6 Director/PDMR Shareholding released on 24 February 2011
Exhibit 2.7 Transaction in Own Shares released on 25 February 2011
Exhibit 2.8 Director/PDMR Shareholding released on 25 February 2011
Exhibit 2.9 Transaction in Own Shares released on 28 February 2011
Exhibit 3.0 Total Voting Rights released on 28 February 2011

Exhibit 1.1

BP p.l.c. -  Transaction in Own Shares
BP p.l.c. -  01 February 2011

BP p.l.c. announces that it transferred to participants in its employee share schemes  51,998 ordinary shares on 31 January 2011 at prices between 394.0 pence and 487.0 pence per share.  These shares were previously held as treasury shares.

Following the above transaction, BP p.l.c. holds 1,849,765,520 ordinary shares in Treasury, and has 18,797,492,046 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

Exhibit 1.2

BP p.l.c. - Director Declaration
BP p.l.c. - 02 February 2011

The following notification is made in accordance with paragraph 9.6.13R of the FSA Listing Rules.

BP p.l.c. announces that Phuthuma Nhleko, who was appointed a Non-Executive Director of BP p.lc. on 1 February 2011 (see RNS number 4347A released on 1 February 2011), has advised that he has no additional Directorships to disclose in respect of paragraph 9.6.13R (1) and no details to disclose in respect of paragraph 9.6.13R (2) to (6) of the Listing Rules.

Exhibit 1.3

BP p.l.c. -  Transaction in Own Shares
BP p.l.c. -  4 February 2011

BP p.l.c. announces that it transferred to participants in its employee share schemes  15,180 ordinary shares on 3 February 2011 at prices between 441.0 pence and 455.0 pence per share. These shares were previously held as treasury shares.

Following the above transaction, BP p.l.c. holds 1,849,750,340 ordinary shares in Treasury, and has 18,797,507,226 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

Exhibit 1.4

BP p.l.c. -  Transaction in Own Shares
BP p.l.c. -  08 February 2011

BP p.l.c. announces that it transferred to participants in its employee share schemes 60,668 ordinary shares on 07 February 2011 at prices between 420.0 pence and 487.0 pence per share.  These shares were previously held as treasury shares.

Following the above transaction, BP p.l.c. holds 1,849,689,672 ordinary shares in Treasury, and has 18,797,567,894 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

Exhibit 1.5

BP p.l.c. - Director/PDMR Shareholding
BP p.l.c. - 09 February 2011

BP p.l.c. was informed on 8 February 2011, by Fidelity Stock Plan Services, of the vesting of shares under the Medium Term Performance Plan ('MTPP') for the performance period 2008-2010. The following persons discharging managerial responsibility acquired the number of ADSs (ISIN number US0556221044) shown opposite their name on 7 February 2011, at US$47.98 per ADS.

Mr M. Bly 5,970.557 restricted share units vested and 3,735.557 ADSs (equivalent to approximately 22,413 ordinary shares) were retained, net of tax

Mrs S. Bott 12,794.051 restricted share units vested and 8,316.051 ADSs (equivalent to approximately 49,896 ordinary shares) were retained, net of tax

Mr R. Fryar 852.937 restricted share units vested and 545.937 ADSs (equivalent to approximately 3,276 ordinary shares) were retained, net of tax

Mr H. L. McKay 7,915.708 restricted share units vested and 5,780.708 ADSs (equivalent to approximately 34,684 ordinary shares) were retained, net of tax

This notice is given in fulfillment of the obligation under DTR3.1.4(1)(a)(R)

Exhibit 1.6

BP p.l.c. - Director/PDMR Shareholding
BP p.l.c. - 10 February 2011

BP p.l.c. was advised on 10 February 2011 by Computershare Plan Managers that on 10 February 2011 the following Director and senior executives (all persons discharging managerial responsibilities in BP p.l.c.) acquired in London the number of BP ordinary shares (ISIN number GB0007980591) shown opposite their names below at £4.7645 per share through participation in the BP Sharematch UK Plan:-

Director

Mr I.C. Conn                65 shares

Other Persons Discharging Managerial Responsibilities

Mr R. Bondy                65 shares
Mr B. Looney               65 shares
Mr S. Westwell             65 shares

This notice is given in fulfilment of the obligation under DTR3.1.4(1)(a)R.

Exhibit 1.7

BP p.l.c. -  Transaction in Own Shares
BP p.l.c. -  11 February 2011

BP p.l.c. announces that it transferred to participants in its employee share schemes 553,835 ordinary shares on 10 February 2011 at prices between 441.0 pence and 476.5 pence per share.  These shares were previously held as treasury shares.

Following the above transaction, BP p.l.c. holds 1,849,135,837 ordinary shares in Treasury, and has 18,798,121,729 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

Exhibit 1.8

BP p.l.c. - Director/PDMR Shareholding
BP p.l.c. - 11 February 2011

BP p.l.c. was informed on 10 February 2011, by Computershare Plan Managers, of the vesting of shares under the Medium Term Performance Plan for the performance period 2008-2010. The following persons discharging managerial responsibility acquired the number of BP ordinary shares (ISIN number GB0007980591) shown opposite their name on 4 February 2011, at £4.9057 per share.

Mr R. Bondy 87,912 restricted share units vested and 43,076 ordinary shares were retained, net of tax

Dr M. C. Daly 34,030 restricted share units vested and 16,674 ordinary shares were retained, net of tax

Mr A. Hopwood 27,432 restricted share units vested and 13,441 ordinary shares were retained, net of tax

Mr B. Looney 15,597 restricted share units vested and 7,642 ordinary shares were retained, net of tax

Mr S. Westwell 62,389 restricted share units vested and 30,570 ordinary shares were retained, net of tax

This notice is given in fulfillment of the obligation under DTR3.1.4(1)(a)(R)

Exhibit 1.9

BP p.l.c. -  Transaction in Own Shares
BP p.l.c. -  15 February 2011

BP p.l.c. announces that it transferred to participants in its employee share schemes 23,133 ordinary shares on 14 February 2011 at prices between 394.0 pence and 455.0 pence per share.  These shares were previously held as treasury shares.

Following the above transaction, BP p.l.c. holds 1,849,112,704 ordinary shares in Treasury, and has 18,798,144,862 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

Exhibit 2.0

BP p.l.c. -  Transaction in Own Shares
BP p.l.c. -  18 February 2011

BP p.l.c. announces that it transferred to participants in its employee share schemes  6,067 ordinary shares on 17 February 2011 at prices between 441.0 pence and 455.0 pence per share.  These shares were previously held as treasury shares.

Following the above transaction, BP p.l.c. holds 1,849,106,637 ordinary shares in Treasury, and has 18,798,175,583 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

Exhibit 2.1

BP p.l.c. -  Transaction in Own Shares
BP p.l.c. -  21 February  2011

BP p.l.c. announces that it transferred to participants in its employee share schemes  379,814 ordinary shares on 18 February 2011 at prices between 441.0 pence and 455.0 pence per share.  These shares were previously held as treasury shares.

Following the above transaction, BP p.l.c. holds 1,848,726,823 ordinary shares in Treasury, and has 18,798,555,397 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

Exhibit 2.2

BP p.l.c. -  Transaction in Own Shares
BP p.l.c. -  22 February 2011

BP p.l.c. announces that it transferred to participants in its employee share schemes 36,066 ordinary shares on 21 February 2011 prices between 394.0 pence and 487.0 pence per share.  These shares were previously held as treasury shares.

Following the above transaction, BP p.l.c. holds 1,848,690,757 ordinary shares in Treasury, and has 18,798,591,463 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

Exhibit 2.3

BP p.l.c. - Director/PDMR Shareholding
BP p.l.c. - 22 February 2011

BP p.l.c. was notified on 22 February 2011 by Mr I C Conn, a director of BP p.l.c., that on 22 February 2011 he acquired 1,498 BP Ordinary shares (ISIN number GB0007980591) at £4.41 per share, through the exercise of options to purchase shares granted under the Sharesave UK plan.

This notice is given in fulfillment of the obligation under DTR3.1.4 (1)(a)R.

Exhibit 2.4

BP p.l.c. - Director/PDMR Shareholding
BP p.l.c. - 23 February 2011

BP p.l.c. was notified on 23 February 2011 by Computershare Plan Managers that on 22 February 2011 Mr B Looney, a senior executive (person discharging managerial responsibility) of BP p.l.c., acquired 1,498 BP Ordinary shares (ISIN number GB0007980591) at £4.41 per share, through the exercise of options to purchase shares granted under the Sharesave UK plan.

This notice is given in fulfillment of the obligation under DTR3.1.4 (1)(a)R.

Exhibit 2.5

BP p.l.c. - Director/PDMR Shareholding
BP p.l.c. - 23 February 2011

BP p.l.c. was notified on 23 February 2011 by Ms S Bott, a senior executive (a person discharging managerial responsibility) of BP p.l.c., that on 22 February 2011 she sold 13,940 BP ADSs (ISIN number US0556221044), equivalent to approximately 83,640 ordinary shares, at $47.48 per ADS.

This notice is given in fulfillment of the obligation under DTR3.1.4 (1)(a)R.

Exhibit 2.6

BP p.l.c. - Director/PDMR Shareholding
BP p.l.c. - 24 February 2011

BP p.l.c. was notified on 23 February 2011 by Mr F L Bowman, a director of BP p.l.c., that on 23 February 2011 he acquired on the New York Stock Exchange 800 BP ADSs (ISIN number US0556221044), which are equivalent to 4,800 BP Ordinary Shares, at a price of US$47.40 per ADS.

This notice is given in fulfillment of the obligation under DTR3.1.4 (1)(a)R.

Exhibit 2.7

BP p.l.c. -  Transaction in Own Shares
BP p.l.c. -  25 February 2011

BP p.l.c. announces that it transferred to participants in its employee share schemes 18,693 ordinary shares on 24 February 2011 prices between 441.0 pence and 455.0 pence per share.  These shares were previously held as treasury shares.

Following the above transaction, BP p.l.c. holds 1,848,672,064 ordinary shares in Treasury, and has 18,798,625,456 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

Exhibit 2.8

BP p.l.c. - Director/PDMR Shareholding
BP p.l.c. - 25 February 2011

BP p.l.c. was informed on 24 February 2011, by Computershare Plan Managers, of the following transaction.  The Company's Remuneration Committee approved vesting of the restricted share award under the Executive Directors Incentive Plan (EDIP) for the period 2008-2011 for Mr I C Conn, a director of BP p.l.c.  Accordingly, Mr Conn acquired 155,695 BP p.l.c. Ordinary Shares (ISIN number GB0007980591) on 22 February 2011 at £4.91 per share.  Of the 155,695 Ordinary Shares acquired, 79,405 shares were deducted for tax purposes, with the remaining 76,290 shares being retained by Mr Conn.

This notice is given in fulfilment of the obligations under DTR3.1.4 (1)(a)R.

Exhibit 2.9

BP p.l.c. -  Transaction in Own Shares
BP p.l.c. -  28 February 2011

BP p.l.c. announces that it transferred to participants in its employee share schemes 76,290 ordinary shares on 25 February 2011 prices between 441.0 pence and 455.0 pence per share.  These shares were previously held as treasury shares.

Following the above transaction, BP p.l.c. holds 1,848,595,774 ordinary shares in Treasury, and has 18,798,701,746 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

Exhibit 3.0

BP p.l.c. - Total Voting Rights
BP p.l.c. - 28 February 2011

Voting Rights and Capital - Transparency Directive Disclosure

London 28 February 2011

Pursuant to Disclosure and Transparency Rule 5.6:-

- The issued share capital of BP p.l.c. comprised 18,798,570,697 ordinary shares par value US$0.25 per share, excluding shares held in treasury and those bought back for cancellation, and 12,706,252 preference shares, par value £1 per share. Both the ordinary shares and the preference shares have voting rights. Preference shares have two votes for every £5 in nominal capital held and ordinary shares have one vote for every share held.

- The total number of voting rights in BP p.l.c. is 18,803,653,197. This figure excludes (i) 1,848,726,823 ordinary shares which have been bought back and held in treasury by BP; and (ii) 53,774,372 ordinary shares which have been bought back for cancellation. These shares are not taken into consideration in relation to the payment of dividends and voting at shareholders' meetings.

This information may be used by shareholders for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BP p.l.c. under the FSA's Disclosure and Transparency Rules.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 07 March, 2011
/s/ D. J. PEARL
...............................
D. J. PEARL
Deputy Company Secretary